1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: Stewart L. Muglich Our File No.: 6694 001 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

October 1, 2007

VIA EDGAR, FAX

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Greg Dundas, Senior Attorney

Dear Mr. Dundas:

RE:
Pure Pharmaceuticals Corporation (the "Company") – Request for Acceleration of the effective date of the Registration Statement (the "Registration Statement") on Form SB-2 – Filed on September 20, 2007
File No. 333-134659

We write further to our telephone conversation on September 27, 2007 wherein you advised that the Securities and Exchange Commission (the "Commission") has, subject to further review by the Assistant Director, no further comments to the Registration Statement.  On behalf of the Company, we hereby request acceleration of the effectiveness of the Registration Statement on October 10, 2007 or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:   /s/ Stewart L. Muglich
Stewart L. Muglich